

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 20, 2012

<u>Via E-mail</u>
Joseph Wade
Chief Financial Officer
Renegade Ventures, Inc.
8275 S. Eastern Ave.
Las Vegas, NV 89123

**Re:	Renegade Ventures, Inc.**
	Amendment No. 3 to Form S-11
	Filed November 6, 2012
	File No. 333-183499

Dear Mr. Wade:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Item 5. Dilution, page 12</u>

1.	We note your response to comment 8 of our letter dated October 16, 2012 and we reissue our prior comment in part. Please revise your dilution tables to include all shares of common stock outstanding in your calculations, not just Class A Common Stock, or tell us why you believe only including the Class A shares is appropriate.

<u>Financial Statements, page 34</u>

2.	Please update your financial statements and your auditor's consent in your next amendment.

Statement of Changes in Stockholders' (Deficit) Equity, page F-4

3. We note that the share issuances presented in the table on February 28, 2012 and June 24, 2012 do not mathematically compute. Please revise to correct the issuance prices noted in the table.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eric McPhee, Staff Accountant, at (202) 551-3693 or Dan Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at (202) 551-3758 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Barros

Sonia Barros
Special Counsel